SECURITIES AND EXCHANGE COMMISSION
Washingtpon, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

For Immediate Release

Chevron Selects OTI’s EasyFuel as its Petroleum Payment and Automated Fuel Management Solution

First Installations in Cameroon

Fort Lee, NJ – September 27, 2006 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV) today announced that Chevron Corporation (NYSE: CVX), has chosen OTI to be the provider of its EasyFuel petroleum payment and automated fuel management system. EasyFuel provides oil companies with the ability to sign long term contracts with fleets, assuring the correct grade and amount of fuel is dispensed into an authenticated fuel tank and provides loyalty and contactless payment solution for both retail and commercial customers. Chevron will firstly implement the system in Cameroon and expects to commission the system in additional countries. OTI is a global leader in contactless microprocessor-based smart card solutions, for homeland security, payments, petroleum payments and other applications. Chevron Corporation is one of the world’s leading energy companies.

Chevron is implementing the system initially in Cameroon by establishing a network of EasyFuel service stations. Customers will benefit from utilizing a system that eliminates fraud and offers security, convenience and functionality. Critical information such as odometer and/or engine hour readings are automatically captured providing fleet managers with quality information enabling them to manage fuel consumption effectively. The first service stations have already been commissioned.

“We are excited to expand our fleet management solutions based on OTI’s EasyFuel product,” said Richard Chapman for the Chevron Corporation. “After the successful integration of the EasyFuel technology into our fuel automation systems, we realized that EasyFuel gives our customers a reliable and cost effective way to save costs and increase efficiency in operations.” He continued, “Initial results of the pilot program have provided our customer with remarkable savings in fuel costs. The existing network of EasyFuel equipped sites will be expanded in Cameroon to provide greater coverage and convenience and plans are at an advanced stage to implement similar fleet management solutions across the rest of Africa and into selected markets in Asia.”

Oded Bashan, President & CEO, OTI, stated, “EasyFuel is about increasing loyalty for Chevron stations while eliminating fraud and increasing the efficiencies of fleet management. This contract underscores the success we have achieved with EasyFuel worldwide. This is another example of why important and influential companies are working with OTI to adopt contactless payment solutions across a wide range of industries globally. Our customers benefit by leveraging OTI’s technology for multiple applications, including loyalty programs, increased retail purchases and improved security, thereby benefiting both consumers and retailers.”

EasyFuel wireless solution is an easy, quick and cost-effective installations, minimum maintenance and fast turn around at the pump. The EasyFuel system has built-in benefits for oil companies, commercial fleet operators, financial institutions, and private motorists. The oil companies build loyalty with fleet companies via long-term contracts, as well as with private motorists. The OTI solutions are easily integrated into existing hardware and software systems. The system allows for 24-hour non-attendant sales, as well as greater in-store purchases. Fleet companies eliminate non-authorized fueling and receive comprehensive billing and detailed operating information. The financial institutions benefit from new transaction fees and greater cash flows. Retail customers receive 24-hour, fast, cashless service and loyalty program rewards.

About OTI
Established in 1990, OTI (NASDAQ: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

About Chevron
Chevron Corporation is one of the world’s leading energy companies. With more than 53,000 employees, Chevron subsidiaries conduct business in approximately 180 countries around the world, producing and transporting crude oil and natural gas, and refining, marketing and distributing fuels and other energy products. Chevron is based in San Ramon, Calif. More information on Chevron is available at www.chevron.com.

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations. Forward-looking statements could be impacted by the failure of Chevron to place significant orders with OTI for its EasyFuel program, the failure of Chevron to use OTI solutions for its EasyFuel program in areas other than Cameroon, our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2005, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Media Relations
Galit Mendelson	Adam Handelsman
Director of Corporate Communications	5W Public Relations
201 944 5200 ext. 111	212 999 5585
galit@otiglobal.com	ahandelsman@5wpr.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: September 27, 2006